ORCHID ISLAND CAPITAL, INC.

3305 Flamingo Drive

Vero Beach Florida 32963

May 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Sandra Hunter

Re: Orchid Island Capital, Inc.

Registration Statement on Form S-3

Filed April 28, 2017

File No. 333-217558

To Whom it May Concern:

On April 28, 2017, Orchid Island Capital, Inc. (the “Company”) filed a registration statement on Form S-3 (File No. 333-217558) relating to the offer and sale from time to time by the Company of up to $500,000,000 maximum aggregate offering price of the Company’s common stock, preferred stock, debt securities and units. At your request, the Company hereby confirms that the statement of eligibility of trustee that will be filed in the future in connection with an issuance of the Company’s debt securities will be filed on Form T-1 under the electronic form type “305B2.” The Company will not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.

If you have any questions or comments regarding the foregoing, please contact S. Gregory Cope, counsel for the Company, at (202) 639-6526, or the undersigned at (772) 231-1400.

Very truly yours,

/s/ Robert E. Cauley
Robert E. Cauley Chief Executive Officer